Exhibit 99.1

FOR IMMEDIATE RELEASE

ASX & MEDIA RELEASE	(ASX: SGM, NYSE: SMS)	19 February 2009
SIMS METAL MANAGEMENT ANNOUNCES
FISCAL 2009 HALF YEAR RESULTS
Highlights
•	Sales revenue of $5.58 billion up 104 percent on HY08

•	EBITDA of $254.1 million up 3 percent on HY08

•	EBIT of $172.3 million before non-cash goodwill impairment charge down 17 percent on HY08

•	Net income of $93.6 million before non-cash goodwill impairment charge of $173.0 million (consistent with the Company’s previous guidance)

•	Earnings per share of 51.8 cents before non-cash goodwill impairment charge

•	Non-cash goodwill impairment charge of $173.0 million

•	Net loss after non-cash goodwill impairment charge of $79.4 million (consistent with the Company’s most recent guidance)

•	Loss per share of 43.9 cents, after taking into account non-cash goodwill impairment charge

•	Net debt of $54 million, less than 2 percent of total capital, attributable to strong cash flow from operations of $541 million

•	Interim dividend per share of 28 cents (100 percent franked) down from 55 cents per share (47 percent franked) for HY08; record date for payment of dividend set on 20 March 2009; payment date set on 9 April 2009
Financial Results for the half year ended 31 December 2008
Sims Metal Management today announced a net loss after tax for the half year ended 31 December 2008 of $79.4 million, which included a non-cash goodwill impairment charge of $173.0 million. EBITDA (earnings before interest, tax, depreciation and amortisation and goodwill impairment charge) of $254.1 million was up 3 percent on the prior corresponding period. Sales revenue increased about 104 percent to $5.58 billion in the first half of the 2009 financial year largely as a result of the merger with Metal Management.

The net loss after tax was in line with the Company’s most recent guidance, after taking into account the non-cash impairment charge related to goodwill, outlined below. Additionally, the half-year results reflect the impact of write-downs to the net realisable value of inventories of $116 million, as well as the impact of non-ferrous contract renegotiations that reduced operating income by $42 million, giving total adjustments of $158 million (pre-tax). Scrap intake across the Group declined sequentially by 42 percent, from 4.153 million tonnes in the first quarter to 2.395 million tonnes in the second quarter.
The Company also announced that, consistent with transition plans put in place on completion of the Metal Management merger, Group Chief Executive Officer Daniel W. Dienst is now responsible for all of the Company’s global operations. Jeremy L. Sutcliffe continues in his role as an Executive Director.
Mr. Dienst stated, “As our results reflect, we experienced an unprecedented deterioration in economic conditions in the first half of our 2009 fiscal year. The downturn spread with remarkable speed, ultimately affecting demand and metal prices in a way that could not have been foreseen. As a consequence of the global credit crisis and rapid deleveraging, and the related effects on commodity markets, we recorded a number of significant abnormal items.”
Mr. Dienst continued, “Despite these factors, we are encouraged by the strong cash flow generated by the Company, which resulted in modest net debt at the end of our first half and a gearing ratio of less than two percent. We believe that with our dedicated employees, global reach, and leading position in markets around the world, Sims Metal Management will emerge from this downturn even stronger and will create meaningful long-term value for its shareholders.”
Non-Cash Goodwill Impairment Charge
Due to the current economic environment, changes to the Company’s operating results and forecasts, and a significant reduction in the Company’s market capitalisation, the Company was required to perform a goodwill impairment test in accordance with Australian Accounting Standards Board (AASB) 136 — “Impairment of Assets.” AASB 136 requires management to determine the value of the Company’s cash generating units. Management assessed the recoverable amount on a value-in-use basis, utilising discounted cash flows. As a consequence of the impairment review, the Company recorded a $173 million (pre-tax and after-tax) non-cash charge to write-down the carrying value of goodwill in North America.

North America
Sales revenue was up 208.8 percent on the prior corresponding period to $4.23 billion. On a US dollar equivalent basis, sales revenue was up 177.1 percent on the prior corresponding period to US$3.31 billion. EBIT (earnings before interest and tax) was down 88 percent to $13.5 million.
Half year results for North America were impacted by inventory adjustments and the impact from non-ferrous contract renegotiations of $69 million and $22 million, respectively, as well as a goodwill impairment charge of $173 million (pre-tax and after-tax). EBIT in North America was $277.5 million before inventory adjustments, non-ferrous contract renegotiations, and goodwill impairment.
Mr. Dienst said, “The most significant accomplishments of the half year were the completion of the integration of Sims and Metal Management in North America and the repositioning of all businesses globally. We’re proud of the progress we’ve already made and will look to leverage best practices across the region to deliver improved operating results in the months ahead. Cost reduction synergies due to the merger integration are being accomplished at higher than the previously projected rate of $35 million per year and are being supplemented by significant commercial benefits.”
Mr. Dienst continued, “Our scrap intake in North America declined approximately 43 percent from the first quarter to the second quarter. In light of this unprecedented decline, we have aligned our resources appropriately, carefully managed buy prices and inventories, and slashed operating expenses, which included a painful reduction in staffing in the region by approximately 18 percent.”
Australasia
Sales revenue for the region was down 15.3 percent on the prior corresponding period to $683.7 million. EBIT was down 60.6 percent to $27.3 million.
Half year results in Australasia were impacted by $7 million of inventory adjustments and $10 million of non-ferrous contract renegotiations as well as a decline in joint venture income. EBIT, before inventory adjustments and non-ferrous contract renegotiations, was $44.3 million.
Mr. Dienst said, “Our Australasian operations have a legacy of market leadership and excellence in metals recycling — in good or in challenging markets. We carefully managed costs and prices to defend our margins and to help offset the 43 percent decline in scrap intake in Australasia from the first quarter to the second quarter.”

Europe
Sales revenue was up 20.4 percent on the prior corresponding period to $660.9 million. EBIT was a loss of $41.5 million.
Half year results in Europe were impacted significantly by $40 million of inventory adjustments and $10 million of non-ferrous contract renegotiations. EBIT before inventory adjustments and non-ferrous contract renegotiations was $8.5 million.
Mr. Dienst said, “We have a strong presence in Europe, with a leading position in metals recycling in the U.K. and a significant electronics recycling business. We are confident that Europe will be a steady contributor to our success in the years ahead and we appreciate the continued focus of our talented employees in this region as we expand in both the metal and electronic recycling marketplaces. Scrap intake in Europe declined by 33 percent from the first quarter to the second quarter. We recently expanded and enhanced our U.K. metal recycling footprint by acquiring All Metal Recovery Limited, in the West Midlands, and by commissioning the largest and most advanced e-recycling plant in the world in Newport, South Wales.”
Sims Recycling Solutions
Sims Recycling Solutions (SRS) was not immune to the difficult market conditions around the world. The SRS business has evolved over time from a primarily fee-for-service platform to a merchant model increasingly reliant on commodity prices, similar to the scrap metal business. Consequently, as commodity prices declined, profitability in SRS was challenged and inventory adjustments were required. As a result of difficult markets and inventory adjustments, SRS businesses across all regions also experienced losses of $12.6 million as compared to EBIT of $43.1 million in the prior corresponding period.
Mr. Dienst commented, “SRS has established a solid platform with large scale operations in Europe and North America and an emerging business in Australasia. SRS is adjusting its purchasing strategies in order to smooth the return characteristics of the business and restore profitability. We will continue to actively monitor SRS and seek to expand its return profile by integrating assets already acquired and by making targeted investments to enhance capacity and processing efficiencies and to make acquisitions, if appropriate.”
Markets & Outlook
Notwithstanding current uncertainty regarding economic fundamentals, the Company noted a number of encouraging factors:
•	Ferrous prices have recovered to some degree from the floor established in November;

•	Bulk cargo rates have shown some recent signs of stability and recovery, evidencing improvements in global trading;

•	Base metal prices have found support levels and, with primary production curtailments, non-ferrous scrap remains liquid; and

•	Scrap flows have recovered to some degree and inventory levels are being well supported by a better balance of supply and demand.

•	Financial liquidity amongst our trading partners and the banks supporting their trade activities is markedly improved from the November through December period.
Mr. Dienst said, “Despite these encouraging signs, given the concerns that remain regarding economic conditions around the world, we are not able to provide quantitative or directional guidance at this time. In the event that commodity prices remain at levels similar to those currently, the most important driver to increase profitability, prospectively, will be improvements in scrap intake. We will attempt to provide better direction when our outlook on metal prices, including supply and demand characteristics, becomes clearer— perhaps as early as we report our third quarter results.”
Capitalisation
As of 31 December 2008, the Company had debt balances, net of cash, of $54 million, representing less than 2 percent of total capital.
Mr. Dienst stated, “Our balance sheet may be without peer in the industry, however broadly defined. We have created our financial flexibility by being judicious users of our shareholders’ capital with a desire to capitalise on opportunities presented by times like these. We have resisted calls over the past few years to adjust our risk profile in the name of a ‘commodities super cycle,’ or ‘paradigm shift.’ The Sims Metal Management paradigm thus remains unchanged: we will continue to defend our capitalisation and seek to create shareholder value by creating a ‘One Company’ culture of meritocracy and by pursuing acquisitions opportunistically.”
Interim Dividend
The Company has determined that an interim dividend of 28 cents per share (100 percent franked) will be paid on 9 April 2009 to shareholders on the Company’s register at the record date of 20 March 2009. The dividend represents a payout ratio of 54 percent of net income before the non-cash impairment charge related to goodwill. The interim dividend per share is down 49 percent from 55 cents per share for the prior corresponding period.
The Company’s Dividend Reinvestment Plan (‘DRP’) will apply to the interim dividend. All eligible shareholders who are registered as holding shares in the Company at the record date and who have provided the Company with the requisite Notice of Election form prior to that date will be eligible to participate. Shares will be issued at a 2.5 percent discount to the Company’s weighted average market price over a period of 5 trading days commencing on the trading day after the record date.
The dividend determined above is payable in cash or additional shares (pursuant to the DRP) at the election of eligible shareholders. Foreign shareholders will be relieved of any withholding tax as a consequence of the application by the Company of Foreign Conduit Income Credits.
Cautionary Statements Regarding Forward-Looking Information
This release may contain forward-looking statements, including statements about Sims Metal Management’s financial condition, results of operations, earnings outlook and prospects. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions.
These forward-looking statements involve certain risks and uncertainties. Our ability to predict results or the actual effects of our plans and strategies is subject to inherent uncertainty. Factors that may cause actual results or earnings to differ materially from these forward-looking statements include those discussed and identified in filings we make with the Australian Securities Exchange and the United States Securities and Exchange Commission (“SEC”), including the risk factors described in the Company’s Annual Report on Form 20-F, which we filed with the SEC on 10 December 2008.
Because these forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this release.
All subsequent written and oral forward-looking statements concerning the matters addressed in this release and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this release. Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this release.
All references to currencies, unless otherwise stated, reflect measures in Australian dollars.

About Sims Metal Management
Sims Metal Management (www.simsmm.com) is the world’s largest listed metal recycler with over 230 operations globally. Sims’ core businesses are metal recycling and recycling solutions. Sims earns around 80 per cent of its revenue from international operations in North America, the United Kingdom, Continental Europe, New Zealand and Asia. Sims has over 6,000 employees and has its ordinary shares listed on the Australian Stock Exchange (ASX CODE: SGM) and its ADRs listed on the New York Stock Exchange (NYSE SYMBOL: SMS).

For further information contact
Dan Dienst		Rob Larry
Group Chief Executive	or	Chief Financial Officer
Tel: 212 500 7410		Tel: 312 644 8205

FINANCIAL OVERVIEW HY09

	HY09	HY08	Change (%)
Sales Revenue ($m)	5,575.8	2,727.1	104%
EBITDA ($m)	254.1	246.9	3%
EBIT ($m)	(0.7)	207.9	-100%
NPAT ($m)	(79.4)	139.4	-157%
EPS (cents)	(43.9)	109.8	-140%
ROCCE (%) (annualised before non-cash goodwill impairment)	8.7%	20.6%	—
ROE (%) (half year before non-cash goodwill impairment)	2.8%	11.3%	—
Operating Cash Flow	541.6	(77.4)	—
Capital Expenditure ($m)	113.9	54.5	109%
Net Debt ($m)	53.6	431.0	-88%
Net Debt / (Net Debt + Equity) (%)	1.6%	25.9%	-94%
Sales Tonnes (‘000)	7,150.8	4,698.7	52%
Interim Dividend (cents per share)	28.0	55.0	-49%
Dividend Franked %	100	47	—
EBIT BY REGION HY09 (pre non-cash goodwill impairment)

$m	HY09	HY08	Change (%)
Australasia	27.3	69.3	-61%
North America	186.5	111.0	68%
Europe	(41.5)	27.6	-250%
TOTAL	172.3	207.9	-17%
EBIT BY PRODUCT GROUP (pre corporate and non-cash goodwill impairment)

$m	HY09	HY08	Change (%)
Ferrous Trading (incl. NFSR)	220.5	89.3	147%
Ferrous Brokerage	27.6	9.9	179%
Non Ferrous Trading	(42.5)	37.1	-215%
Non Ferrous Brokerage (incl. stainless)	6.6	15.8	-59%
Manufacturing / JVs / Sims Steel	68.2	13.8	395%
Recycling Solutions	(12.6)	43.1	-129%